June 29, 2010
Ms. Cicely LaMothe
Branch Chief
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3010
Washington, D.C. 20549

Re:	Camden Property Trust Form 10-K for the year ended 12/31/2009 Filed 2/25/2010 File Nos. 001-12110
Dear Ms. LaMothe:
The following is the response of Camden Property Trust to the comments contained in the Staff’s comment letter dated June 16, 2010 concerning the above-referenced reports.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009
Item 2. Properties, page 2
1.
We have reviewed your response to comment one in our letter dated May 5, 2010. Please clarify that in future filings you will disclose the average effective annual rental per unit for your property portfolio for the last two fiscal years. Please tell us what the revised disclosure would look like.

In future filings, we confirm that we will disclose the average annual rental revenue per apartment home for the portfolio in total for the last two years. Additionally, we will add to our detailed listing of operating properties the current year average annual rental revenue per apartment home for each community. Below is a summary of our proposed disclosure with the revisions presented in italics.
Operating Properties (including properties held through joint ventures)
The 183 operating properties in which we owned interests and operated at December 31, 2009 averaged 918 square feet of living area per apartment home. For the year ended December 31, 2009, no single operating property accounted for greater than 1.7% of our total revenues. Our operating properties had a weighted average occupancy rate of 93.3% and 93.9% for 2009 and 2008,

Ms. Cicely LaMothe
June 29, 2010

respectively, and an average annual rental revenue per apartment home of $945 and $955 for 2009 and 2008, respectively. Resident lease terms generally range from six to fifteen months with an average lease term of twelve months. One hundred and fifty-nine of our operating properties have over 200 apartment homes, with the largest having 904 apartment homes. Our operating properties have an average age of 10.4 years (calculated on the basis of investment dollars). Our operating properties were constructed and placed in service as follows:

Year Placed in Service	Number of Operating Properties
2001-2009	49
1996-2000	57
1991-1995	19
1986-1990	39
1980-1985	14
Prior to 1980	5
Property Table
The following table sets forth information with respect to our operating properties at December 31, 2009 (please note in an effort for brevity, only the columnar headings and one operating property are provided in this correspondence for illustrative purposes vs. detailed information of 180+ operating properties.):

		Average
OPERATING PROPERTIES	Year Placed	Apartment	Number of	Average	Average
Property and Location	In Service	Size (Sq. Ft.)	Apartments	Occupancy	Rental Rate
ARIZONA
Phoenix
Camden Copper Square	2000	786	332	91.5%	$761
Financial Statements and Notes
Consolidated Statements of Income and Comprehensive Income F-3 — F-4
2.
We have considered your response to comments four and five. While you have not separately included a subtotal titled “operating income”, it is still not clear why aggregating line items of an operating nature such as impairment charges with line items of a non-operating nature is consistent with Rule 5-03 of Regulation S-X. Please clarify.

Ms. Cicely LaMothe
June 29, 2010

The Company believes it is in compliance with Rule 5-03 of Regulation S-X. Specific to your inquiry above, in considering the outline of the statement of operations the Company considered the four lines listed below the caption “Income from continuing operations before...” to be transactional in nature and/or related to discrete events and was considered in connection with Rule 5-03 of Regulation S-X, paragraphs 3, 9(a) and 12. It was not our intention to imply any relationship between these four line items. While the Company believes the current presentation complies with Rule 5-03, effective with the filing of its first quarter 2010, Form 10-Q, the Company removed the aforementioned sub caption so as to alleviate any concerns on income statement presentation which may be interpreted to be outside of the objectives of Rule 5-03.
DEFINITIVE PROXY STATEMENT
3.	We note your response to comment eight in our letter dated May 5, 2010. Please tell us what your disclosure regarding the specific performance targets for 2009 compensation would look like.
All performance targets for 2009 compensation are disclosed on page 30 of our 2010 proxy statement, except with respect to 2009 budgeted same property net operating income in item 3 on this page. The revised disclosure regarding this item for 2009 would be as follows:
“The achievement of the Company’s 2009 budgeted same property net operating income (“NOI”) of (4.5%) — (7.5%). The Company defines NOI as total property income less property operating and maintenance expenses. A reconciliation of net income to NOI for the year ended December 31, 2009 is contained in the Company’s earnings release furnished on a Current Report on Form 8-K filed on February 2, 2010. For 2009, the Company achieved same property NOI growth of (6.0%), which was within the budgeted range.”

Ms. Cicely LaMothe
June 29, 2010

If you have any questions, please do not hesitate to contact the undersigned at (713) 354-2500.
Very truly yours,
/s/ Michael P. Gallagher
Michael P. Gallagher
Vice President — Chief Accounting Officer